                                                    June 4, 2009

VIA EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	Standard Pacific Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 1-10959

Dear Mr. Hartz:

This letter sets forth the responses of Standard Pacific Corp. (the “Company”) to the comment letter, dated May 21, 2009, received from the staff of the Securities and Exchange Commission (the "Staff") concerning Standard Pacific's Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") and 2009 annual meeting proxy statement (the "Proxy Statement").  Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the Staff’s comments immediately preceding our responses.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 1.  Business, page 1

Strategy, page  1

1.	In future filings, please provide a context for your “Strategy” discussion by disclosing the market conditions that have prompted you to develop your strategy.

Standard Pacific Response:

In future filings we will supplement our “Strategy” discussion with a discussion of market conditions to provide context to such discussion.

Competitive Conditions in the Business, page 4

2.
We note your cross-reference to your competition risk factor and the disclosure set forth in that risk factor.  Notwithstanding this disclosure, in future filings please expand your “Business” section disclosure about the competitive conditions in your business.  In doing so, you may wish to identify your principal competitors and address the impact of current market conditions on competition, including disruptions in the

Mr. John Hartz
Securities and Exchange Commission
June 4, 2009

credit and mortgage markets.  In addition, you may wish to treat separately the competitive conditions applicable to each of your homebuilding and financial services segments, as the issues faced by each segment may not overlap completely.  Please refer to Item 101(c)(1)(x) of Regulation S-K.

Standard Pacific Response:

In future filings we will provide an expanded disclosure in our “Business” section about the competitive conditions in our business consistent with the requirements of Item 101(c)(1)(x) of Regulation S-K.

Item 7.  Management’s Discussion and Analysis of Financial Condition . . ., page 17
Liquidity and Capital Resources, page 29
Joint Venture Loans, page 33

3.
We note that you have used corporate funds to satisfy previously unanticipated obligations associated with your joint ventures.  With a view toward disclosure, please tell us how much you have expended on such obligations, both in the aggregate and on a per category basis (based on the bulleted list of payment categories on page 33).

Standard Pacific Response:

The disclosure contained on pages 39 and 40 of the Form 10-K under the heading “Off-Balance Sheet Arrangements”, provides the dollar amount of expenditures paid by the Company during the year ended December 31, 2008 for each of the payment categories in the bulleted list on page 33.  If a payment category from page 33 is not discussed in the disclosure on pages 39 and 40 it is because the expenditure with respect to such category was $0 during the year ended December 31, 2008.  In future filings, we will continue to disclose the amounts expended for unanticipated obligations associated with our joint ventures on a per category basis, and will expand the disclosure to add the aggregate amount paid for such obligations.

Availability of Additional Liquidity, page 34

4.
We note your disclosure that a further weakening of your financial condition or strength could, among other consequences, result in a credit rating downgrade.  In future filings, please disclose the recent trends in your credit ratings.  In addition, to the extent such trends have the potential to affect your business, financial condition, results of operations, cash flows, strategies or prospects in a material and adverse manner, please revise your risk factor disclosure accordingly.

Mr. John Hartz
Securities and Exchange Commission
June 4, 2009

Standard Pacific Response:

We note that in the past, where significant changes in the Company's credit ratings have occurred, the Company has reported such changes in the Company's Form 10-K or Form 10-Q filings for the relevant period.  For example, the Company included the following in the "Risk Factor" section of the Company's Form 10-K for the year ended December 31, 2008:

“The availability of additional capital, whether from private capital sources (including banks) or the public capital markets, fluctuates as market conditions change. There may be times when the private capital markets and the public debt or equity markets lack sufficient liquidity or when our securities cannot be sold at attractive prices, in which case we may not be able to access capital from these sources. In addition, a weakening of our financial condition or strength, including in particular a material increase in our leverage, a decrease in our profitability, or a decrease in our interest coverage ratio, consolidated tangible net worth or borrowing base, could result in a credit ratings downgrade or changes in outlook, otherwise increase our cost of borrowing, or adversely affect our ability to obtain necessary funds. During 2007 and early 2008, the three credit rating agencies downgraded our corporate and debt ratings and/or changed their outlook to negative due to deterioration in our financial condition coupled with the wide-spread decline in the general homebuilding market. It is possible that additional downgrades could occur if our financial condition deteriorates further and/or the outlook for the homebuilding industry declines further. Even if available, additional financing could be costly or have adverse consequences. If additional funds are raised through the issuance of stock, dilution to stockholders will result. If additional funds are raised through the incurrence of debt, we will incur increased debt servicing costs and may become subject to additional restrictive financial and other covenants. We can give no assurance as to the terms or availability of additional capital. If we are not successful in obtaining sufficient capital, it could adversely impact our ability to operate our business effectively, which could reduce our sales and earnings and adversely impact our financial position.”

However, we note the Staff's comment, and confirm that in future filings we will disclose recent trends in our credit ratings and will revise our risk factor disclosure to the extent such trends have the potential to affect our business, financial condition, results of operations, cash flows, strategies or prospects in a material and adverse manner.

Mr. John Hartz
Securities and Exchange Commission
June 4, 2009

Item 8.  Financial Statements and Supplementary Data, page 51
Note 12.  Stockholders’ Equity, page 75

5.
We note your disclosures related to the issuance of senior preferred stock and its subsequent conversion into series B preferred stock.  Please explain to us, and revise future filings to clarify, the conversion terms of each preferred series into your common stock, when those conversion terms were determined, and if/how the conversion terms changed when the senior preferred stock was converted into series B preferred stock.  To the extent applicable, please address if the conversion terms of each preferred series resulted in a beneficial conversion feature and explain how that benefit was accounted for.

Standard Pacific Response:

During 2008 we had two series of preferred stock outstanding: (i) Senior Preferred Stock and (ii) Series B Junior Participating Convertible Preferred Stock (the "Series B Preferred Stock").  The terms of both series of preferred stock (including the conversion terms) were negotiated as part of the Investment Agreement we entered into with MP CA Homes LLC on May 26, 2008 (the “Investment Agreement”).

The conversion terms of each series of preferred stock were as follows:

•
the Senior Preferred Stock was not convertible into our common stock, however, upon stockholder approval of the conversion on August 18, 2008, all outstanding shares of Senior Preferred Stock were automatically converted on a 1 for 1 basis into shares of our Series B Junior Participating Convertible Preferred Stock; and

•
as described in footnote 12.a. on page 75 of our Form 10-K, the Series B Preferred Stock is convertible into a number of shares of our common stock equal to the quotient obtained by dividing the liquidation preference of $1,000 per share by the applicable conversion price (currently $3.05), subject to customary anti-dilution adjustments, plus cash in lieu of fractional shares.

In connection with the first closing under the Investment Agreement, which took place on June 27, 2008, we issued 381,250 shares of the Senior Preferred Stock to MP CA Homes LLC.  As required by the Investment Agreement, on August 18, 2008 we held a special meeting of our stockholders at which our stockholders were asked to approve the conversion of our Senior Preferred Stock to Series B Preferred Stock.  Our stockholders approved this conversion on August 18, 2008, at which time all outstanding shares of the Senior Preferred Stock were automatically converted on a 1 for 1 basis into shares of our Series B Preferred Stock.  The

Mr. John Hartz
Securities and Exchange Commission
June 4, 2009

conversion of the Senior Preferred Stock to Series B Preferred Stock had no impact on the terms pursuant to which the Series B Preferred Stock converts into common stock.  We will revise future filings to the extent necessary to clarify the conversion features of our Series B Preferred Stock.

      Based upon our review of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments,” (EITF 98-5 and EITF 00-27 collectively, the “EITF Literature”) we concluded that the conversion terms of each series of our preferred stock did not result in a beneficial conversion feature.  We reached this conclusion because the conversion price of $3.05 was higher than the $2.22 closing price of our common stock on May 23, 2008, the last trading day prior to the date we determined was the EITF Literature “commitment date”.  We determined that the actual EITF Literature “commitment date” was May 26, 2008 (the markets were closed for the Memorial Day holiday), the date the Investment Agreement that specified all significant terms, including the conversion price of the Senior Preferred Stock and Series B Preferred Stock, was executed.

Note 15.  Commitments and Contingencies, page 78
Restructuring Costs, page 81

6.
We note you initiated a restructuring plan during 2008.  Please revise future filings to provide all the disclosures required by paragraph 20 of SFAS 146, including the total expected costs to be incurred, a roll-forward of the restructuring liability balances, and the reportable segments impacted.

Standard Pacific Response:

In future filings we will provide all the disclosures required by paragraph 20 of SFAS 146, including the total expected costs to be incurred, a roll-forward of the restructuring liability balances, and the reportable segments impacted.

7.
Please revise future filings to discuss your restructuring activities in Management’s Discussion and Analysis.  Disclose the specific steps management is taking under each restructuring initiative, the current status of progress, the estimated completion date, the projected future costs to complete, and the anticipated cost savings, including when those savings are expected to occur.

Standard Pacific Response:

In future filings, we will expand our disclosure on restructuring activities in our Management’s Discussion and Analysis section, including to address each of the listed items.

Mr. John Hartz
Securities and Exchange Commission
June 4, 2009

Note 22.  Supplemental Guarantor Information, page 89

8.
We note the Non-Guarantor Subsidiaries generated minimal revenue during the periods presented, yet reflect significant positive cash flows from operations in 2007 and 2008.  Based on changes noted in their balance sheets, it is not clear to us how these positive cash flows were generated.  It is also not clear to us if you misclassified changes in inter-company receivables/payables in operating cash flows rather than financing cash flows during those periods.  Please explain to us how you believe your current presentation complies with SFAS 95 or tell us how you intend to revise it in future filings.  In addition, please revise Management’s Discussion and Analysis in future filings to address the reasons for and the potential implications of the accumulation of cash by the non-guarantor subsidiaries.

Standard Pacific Response:

Our Non-Guarantor Subsidiaries include our financial services subsidiary, title services subsidiary, and certain other subsidiaries (see Note 22 on page 89).  During the years ended December 31, 2008 and 2007, net cash provided by (used in) operating activities of our Non-Guarantor Subsidiaries was primarily comprised of cash provided by the operating activities of our financial services subsidiary related to decreases in mortgage loans held for sale of $91 million and $100 million, respectively.

In addition, we note that we purchased and unwound four Southern California joint ventures during the year ended December 31, 2008 (see Note 6 on page 69).  The unwind of these joint ventures resulted in the consolidation of three Non-Guarantor Subsidiaries and one Guarantor Subsidiary.  The Guarantor Subsidiaries' balance sheet as of December 31, 2008 and statement of operations for the year ended December 31, 2008 properly included the results of operations of the single Guarantor Subsidiary consolidated during 2008.  However, approximately $48 million of operating cash flow related to this Guarantor Subsidiary was misclassified as Non-Guarantor Subsidiaries' net cash provided by operating activities, and approximately $48 million of payments by the Guarantor Subsidiary on trust deed and other notes payable was misclassified as Non-Guarantor Subsidiaries' net cash flows used in financing activities. As a result, Non-Guarantor Subsidiaries' net cash provided by (used in) operating activities should have been reduced by approximately $48 million and net cash provided by (used in) financing activities should have been increased by approximately $48 million.  Correspondingly, the Guarantor Subsidiaries' net cash provided by (used in) operating activities should have been increased by approximately $48 million and net cash provided by (used in) financing activities should have been reduced by approximately $48 million.  These misclassifications did not have an impact on the net increase (decrease) in cash and equivalents of our Guarantor Subsidiaries and Non-Guarantor Subsidiaries.  We will make the

Mr. John Hartz
Securities and Exchange Commission
June 4, 2009

reclassifications identified above in future filings commencing with our Quarterly Report on Form 10-Q for the period ended June 30, 2009.

In addition, we note that page 32 of the Liquidity and Capital Resources section of the Form 10-K describes the reasons we accumulated cash in our Non-Guarantor Subsidiaries. In future filings, we will expand this disclosure to note that the impact of holding this cash in our Non-Guarantor Subsidiaries is that it is not subject to the restrictive covenants contained in our senior note indentures which means, among other things, that it can be distributed to Standard Pacific Corp. and its restricted subsidiaries at any time and can be used to fund joint venture obligations and to take other actions that are not currently permitted to be undertaken by our restricted subsidiaries.

Exhibit 23.1

9.	In future filings, please revise the consent of your independent registered public accounting firm to include a conformed signature. Please refer to Rule 302 of Regulation S-T.

Standard Pacific Response:

In future filings we will revise the consent of our independent registered public accounting firm to include a conformed signature.

DEFINITIVE PROXY STATEMENT FILED APRIL 2, 2009

Director Compensation, page 17
2008 Non-Employee Director Compensation, page 17

10.
In future filings, please disclose in a footnote to the table the aggregate number of stock awards outstanding at fiscal year end.  Please refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Standard Pacific Response:

Footnote 3 to the 2008 Non-Employee Director Compensation table on page 17 provides a list of all stock awards outstanding at fiscal year end to our directors.  In future filings, we will supplement this footnote to clarify that directors who are not listed do not have any stock awards outstanding at fiscal year end.

Mr. John Hartz
Securities and Exchange Commission
June 4, 2009

Compensation Discussion and Analysis, page 18
Compensation Philosophy and Objectives, page 18

11.
We note that one of the overall objectives of your compensation program is to “support [y]our business strategy through a “pay for performance” philosophy, by providing incentives to [y]our executives to achieve [your] strategic and financial goals.” We further note your disclosure that you intend to “de-emphasize annual incentive opportunities” for 2009.  In view of this apparent shift in philosophy and objectives, in future filings please disclose how the compensation committee’s philosophy for your compensation program are evolving in light of changing economic conditions, your new management team, and any other material factors, and update your disclosure about your compensation objectives and philosophy accordingly.

Standard Pacific Response:

In future filings we will discuss how the Compensation Committee’s philosophy for our compensation program is evolving in light of changes in economic conditions, our new management team, and other material factors, and update our disclosure on the Compensation Committee’s compensation objectives and philosophy accordingly.

Procedures for Setting Executive Compensation, page 19

12.
We note that your compensation committee reviewed peer group compensation data during 2008 and that you believe “this data did not have a meaningful impact on the 2009 compensation plans established for [y]our executives.” With a view toward future disclosure, please tell us what impact this data had on your compensation decisions for 2008.  In doing so, please clarify the extent to which your compensation decisions were derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards.  To the extent any specific elements of compensation were tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Mr. John Hartz
Securities and Exchange Commission
June 4, 2009

Standard Pacific Response:

Peer group compensation data did not have an impact on the 2008 compensation plans established for our executives.  For 2008, the Compensation Committee’s decisions were not derived from or based on a comparison to peer companies or tied to a benchmark.  However, we note the Staff's comment, and to the extent our Compensation Committee's future compensation decisions are derived from or based on a comparison to peer companies, or uses another benchmark as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision, we will present information on the benchmark requested above and such additional information required by Item 402(b)(2)(xiv) of Regulation S-K.

2008 and 2009 Named Executive Officer Compensation, page 20

13.
We note your forward-looking disclosures about base salaries, annual bonuses and performance share awards for 2009.  We also note your disclosure on page 20 concerning actual bonus payouts for 2008.  You do not, however, disclose how base salaries were set for 2008, what the potential bonus opportunities were for 2008 and how they were established, or how the targets for the 2008 performance share awards were established.  With a view toward future disclosure, please provide us with a materially complete analysis addressing how your compensation committee set base salaries for 2008, what the potential bonus opportunities were for 2008 and how your compensation committee established them, and how your compensation committee established the targets for the 2008 performance share awards.

Standard Pacific Response:

Base Salaries.  As noted on page 20 of the Proxy Statement under the heading “Base Salaries”, in light of challenging market conditions facing the Company and our industry, the Compensation Committee decided to maintain for 2009 the freeze on executive officer base salaries begun in 2006.

Potential Bonus Opportunities for 2008.  At the time we filed our Proxy Statement, only one of our executive officers, Mr. Peterson, was actually entitled to receive a bonus for 2008. The details of Mr. Peterson’s bonus can be found on page 23 of the Proxy Statement, under the heading “Jeffrey V. Peterson Separation Agreement” and are discussed in more detail in our response to Comment 14 below.  Since we had not paid bonuses to other executive officers for 2008 (Mr. Scarborough and Mr. Krah left the Company in early to mid 2008 and were not entitled to bonuses, Mr. Parnes and Mr. Halvorsen left the Company in early 2009 and received settlement payments for all claims against the Company, including bonus claims, before the bonus amounts had been determined, and Mr. Stowell waived his right to receive a bonus for

Mr. John Hartz
Securities and Exchange Commission
June 4, 2009

2008), we believe a detailed discussion of potential 2008 bonus opportunities was not relevant to the compensation discussion contained in the Proxy Statement.  However, we note that such disclosure was provided on page 33 of our 2008 Annual Meeting Proxy Statement (when we believed the discussion was relevant) under the heading “Annual Bonuses”.  The disclosure from the 2008 Annual Meeting Proxy Statement is reproduced below.

“Annual Bonuses.    Historically, annual bonuses for those executives responsible for overseeing the Company’s overall or regional operations were equal to a percentage of the consolidated pretax income of the Company or region, resulting in a direct link to the financial results of those operations. While the Committee continues to believe in the importance of this direct linkage and will continue to provide these executives an opportunity to earn a percentage of consolidated pretax income, it also believes that, for the duration of the current downturn in the homebuilding industry, it is important to link annual bonus compensation to other metrics that are designed to focus executives on the achievement of business objectives that will be necessary to correctly position the Company for an eventual market turnaround.

To that end, for 2008, the Company has established annual bonus programs for Mr. Stowell and the Company’s Regional Presidents, including Mr. Krah, that incorporate three components: (1) a percentage of consolidated pretax income, (2) a target bonus of up to 150% of the executive’s base salary, and (3) a discretionary bonus. The target bonus will be payable based 40% on the achievement of a targeted number of net new orders, 30% based on the achievement of a targeted inventory level, and 30% based on a targeted revenue level. The target levels for each of these components is derived from the Company’s business plan. The target bonus will be adjusted up or down based on the extent to which actual performance exceeds or falls short of the target. No target bonus will be paid if certain minimum thresholds are not achieved.  The discretionary bonus for Mr. Stowell will be paid based on the Committee’s subjective evaluation of his quality of service, employee morale, management development, strategic planning, SG&A management and internal controls. The discretionary bonus for Mr. Krah will be paid based on the Committee’s subjective evaluation of his leadership and his Region’s performance with respect to customer and employee satisfaction, SG&A management and internal controls. The Committee has not yet established a bonus program for the Company’s new Chairman, Chief Executive Officer and President, Jeffrey V. Peterson, who was elected on March 20, 2008.

In recognition of the important gatekeeper functions played by Mr. Halvorsen, the Company’s Executive Vice President and General Counsel,

Mr. John Hartz
Securities and Exchange Commission
June 4, 2009

and Mr. Parnes, the Company’s Executive Vice President and Chief Financial Officer, the Committee has determined it is not appropriate to link all of their annual bonus compensation to operating metrics. In the case of Mr. Halvorsen, the amount of his 2008 annual bonus will be determined entirely at the discretion of the Committee. For Mr. Parnes, he will be entitled to receive an annual bonus of up to 150% of his base salary, 50% based on the Committee’s subjective evaluation of his performance with respect to the accounting, finance, treasury, investor relations and internal control functions and 50% based on the Company’s achievement of a targeted number of net sales and a targeted inventory level, each weighted at 50%. The target portion of Mr. Parnes’ bonus will be adjusted up or down based on the extent to which actual performance exceeds or falls short of the target.”

However, we note the Staff's comment, and to the extent our Compensation Committee's future compensation decisions include a bonus opportunity we confirm to the Staff that we will include a discussion and analysis of the potential bonus opportunities and how our Compensation Committee established them.

Establishment of Targets for 2008 Performance Share Awards. We did not discuss in the Proxy Statement how the targets for our 2008 Performance Share Awards were established because, as a result of the change-in-control transaction that occurred during 2008 discussed above in our response to Comment 5, the performance share awards were accelerated pursuant to the terms of the applicable award documents, and each executive received the targeted number of shares for his award, irrespective of whether the targets were satisfied, rendering the targets irrelevant.  However, we note that such disclosure was provided on page 34 of our 2008 Annual Meeting Proxy Statement (when we believed the discussion was relevant) under the heading “Performance Share Awards”.  The disclosure stated that:

“The awards will be earned based on the achievement of two key Company goals: (i) 50% on reducing inventory below a specified level by December 31, 2008 and (ii) 50% on achieving a targeted level of net new orders for 2008.  The inventory reduction and net new orders targets set by the Committee for 2008 were established to reward performance consistent with the Company’s business plan.”

However, we note the Staff's comment, and to the extent our Compensation Committee's future compensation decisions include a performance share award component, we confirm to the Staff that we will include a discussion of how the Compensation Committee established the applicable targets.

Mr. John Hartz
Securities and Exchange Commission
June 4, 2009

Annual Bonuses, page 20

14.
With a view toward future disclosure, please tell us how your compensation committee determined the amount of Mr. Peterson’s bonus.  In doing, so, please tell us whether the committee exercised its discretion to award the bonus and what facts and circumstances the committee considered in determining the magnitude of the award.

Standard Pacific Response:

As noted on page 23 of the Proxy Statement, under the heading “Jeffrey V. Peterson Separation Agreement”, Mr. Peterson was provided his bonus (i) in lieu of the benefits he would otherwise receive under his September 2008 severance agreement (which would have required cash payments in excess of $2.55 million) and (ii) in recognition of the significant role he played in helping the Company to close the MatlinPatterson transaction and the related common stock rights offering (which resulted in a total equity infusion into the Company of approximately $662 million).  The Compensation Committee exercised its discretion to award Mr. Peterson an additional $450,000 above the $2.55 million to which he was already entitled pursuant to his severance agreement to recognize the significant role he played in obtaining the Company’s $662 million equity infusion.

Estimated Value of Change-In-Control Benefits, page 30

15.
With a view toward future disclosure, please provide us with the tabular disclosure contemplated by Item 402(j) of Regulation S-K for each of your named executive officers that experienced a triggering event during 2008.  Please refer to Instruction 4 to Item 402(j) of Regulation S-K.

Standard Pacific Response:

We note the Staff's comment, but no “triggering event” actually occurred under the Company's change-in-control agreements for any named executive officer in 2008.  The Company’s “double-trigger” change-in-control agreements (described in more detail on page 22 of the Proxy Statement) required two conditions to be satisfied for a “triggering event” to occur: (1) a change in control must have occurred and (2) the executive’s employment must have been terminated by the Company without cause or by the executive for good reason (each as defined in the change-in-control agreements).  During 2008, while a change-in-control occurred that satisfied the first trigger for each executive officer, we do not believe that the second trigger was satisfied for any executive officer.  Because the second trigger was not satisfied for any executive officer, a “triggering event” never actually occurred under these agreements, rendering instruction 4 to Item 402(j) inapplicable to our arrangements in 2008.  However, we confirm to the Staff that should a triggering event actually occur for a named executive officer under a

Mr. John Hartz
Securities and Exchange Commission
June 4, 2009

change-in-control agreement in any future period we will provide the disclosure contemplated by Item 402(j) of Regulation S-K.

16.	With a view toward future disclosure, please identify and quantify the individual items that you have aggregated in the “Miscellaneous Benefits” column.

Standard Pacific Response:

We note that all of the change-in-control agreements identified in this table have been terminated and therefore we will not have a similar disclosure in future years.  That said, the “Miscellaneous Benefits” column consists of two years of medical ($34,898 for Messrs. Parnes, Halvorsen and Dickson, $24,428 for Mr. Stowell) dental ($777 for Mr. Parnes, $0 for Mr. Stowell, and $2,856 for Mr. Halvorsen and Mr. Dickson), vision ($524 for Mr. Parnes and Mr. Dickson, $0 for Mr. Stowell, $326 for Mr. Halvorsen), supplementary life insurance ($5,280 for Mr. Parnes only), AD&D ($0 for Mr. Dickson, $365 for all others), basic life insurance ($792 each), long-term disability ($1,080 each), travel accident ($1,000 each), 401(k) matching ($10,000 each), fitness reimbursement ($400 each), financial planning ($40,862 each (including gross-up)) and outplacement fees ($10,000 each).

* * * * *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (949) 789-1641.

Very truly yours,

/S/ JOHN M. STEPHENS

John M. Stephens
Chief Financial Officer